ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

September 7, 2017

Enerplus to Present at Peters & Co. Limited 2017 Energy Conference

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Ian C. Dundas, President & CEO, will be presenting at the Peters & Co. Limited 2017 Energy Conference on Wednesday, September 13, 2017 at 1:40 PM ET (11:40 AM MT). Investors are invited to listen to a live webcast of the presentation at:

https://cc.talkpoint.com/pecl001/091217a_as/?entity=10_B2OEMQG

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event. A copy of the presentation will be made available prior to the event on Enerplus' website at http://investors.enerplus.com/webcasts-and-podcasts.

Further information on Enerplus Corporation is available on its website, www.enerplus.com, or by contacting investorrelations@enerplus.com.

About Us
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation